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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No.)*

Aether Systems, Inc.
(Name of Subject Company (Issuer))

Aether Systems, Inc.
(Offeror)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

6% Convertible Subordinated Notes due 2005
(Title of Class of Securities)

00808V AA 3
(CUSIP Number of Class of Securities)

David S. Oros
Chairman and Chief Executive Officer
11460 Cronridge Drive
Owings Mills, Maryland 21117
(410) 654-6400

Copy to:

Mark A. Dewire, Esq.
Roger J. Patterson, Esq.
Wilmer, Cutler & Pickering
2445 M Street, N.W.
Washington, D.C. 20037
(202) 663-6000
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$75,000,000	$6,900

*
For purposes of calculating amount of filing fee only. The amount assumes the purchase by Aether Systems, Inc. of the maximum principal amount of notes that could be tendered at the maximum price.

**
The amount of the filing fee is calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [    ]

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Aether Systems, Inc., a Delaware corporation ("Aether") to purchase up to $100,000,000 aggregate principal amount of Aether's outstanding 6% Convertible Subordinated Notes due 2005 (the "Notes") at a price not greater than $750 nor less than $700 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of the purchase. Aether's offer for the Notes is being made upon the terms and subject to the conditions relating to the Notes set forth in the Offer to Purchase dated October 15, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer will expire at 12:00 Midnight, New York City time, on November 12, 2002, unless extended. This Schedule TO is being filed on behalf of Aether Systems, Inc. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), solely with respect to the Notes and the Offer.

        All the information set forth in the Offer to Purchase is incorporated by reference in response to Items 1 through 11 in the Schedule TO except for those items as to which information is specifically provided herein.

Item 1. Summary Term Sheet

        The information set forth in the Offer to Purchase in the "Summary Term Sheet" on pages 1-3, is incorporated herein by reference.

Item 2. Subject Company Information

(a) The issuer is Aether Systems, Inc., a Delaware corporation with its principal executive offices located at 11460 Cronridge Dr., Owings Mills, Maryland 21117; telephone number (410) 654-6400.

(b) The exact title of the security that is the subject of the Offer is Aether's 6% Convertible Subordinated Notes due 2005. As of September 30, 2002, there was an outstanding aggregate principal amount of approximately $207.3 million.

(c) The information set forth in Item 3, "Certain Significant Considerations—Limited Trading Market" of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(a) Filing Person is Aether Systems, Inc., a Delaware corporation with its principal executive offices located at 11460 Cronridge Dr., Owings Mills, Maryland 21117; telephone number (410) 654-6400. The executive officers and directors of the Filing Person are: David S. Oros, Chief Executive Officer and Chairman of the Board of Directors; George M. Davis, President and Vice Chairman; David C. Reymann, Chief Financial Officer; John Clarke, Corporate Vice President, Operations; Frank E. Briganti, President, Transportation and Logistics; Michael Mancuso, Group President, International, Mobile Government and Small Business Systems; J. Carter Beese, Jr., Director; James T. Brady, Director; Jack B. Dunn, IV, Director; Edward J. Mathias, Director; Truman Semans, Director; George P. Stamas, Director; and Kendra VanderMeulen, Director. The business address for all of the foregoing individuals is c/o Aether Systems, Inc., 11460 Cronridge Dr., Owings Mills, Maryland 21117.

Item 4. Terms of the Transaction

(a)(1)(i) – (v)    The information set forth in Item 2, "Terms of the Offer" of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi)    The information set forth in Item 6, "Withdrawal of Tenders" of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii)    The information set forth in Item 5, "Procedures for Tendering Notes" and Item 6, "Withdrawal of Tenders" of the Offer to Purchase are incorporated herein by reference.

(a)(1)(viii)    The information set forth in Item 4, "Acceptance of Notes for Payment; Accrual of Interest" of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix)    The information set forth in Item 2, "Terms of the Offer" of the Offer to Purchase is incorporated herein by reference.

(a)(1)(x)    The information set forth in Item 3, "Certain Significant Considerations" of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xi)    None or not applicable.

(a)(1)(xii)    The information set forth in Item 9, "Certain U.S. Federal Income Tax Considerations" of the Offer to Purchase is incorporated herein by reference.

(b)    The information set forth in Item 3, "Certain Significant Considerations—Position of Purchaser Concerning the Offer" of the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

(e) Aether has an informal brokerage arrangement with Credit Suisse First Boston through which Aether can repurchase the Notes from time to time. Also, there is a stockholders voting agreement by and among NexGen Technologies L.L.C., of which David S. Oros is the managing member, Telcom-ATI Investors, L.L.C. and Reuters MarketClip Holdings Sarl pursuant to which the parties thereto have agreed to vote their shares of common stock in order to fix the size of Aether's Board of Directors between seven and ten directors and to cause the election of certain directors designated by each party. Except as set forth in the previous sentence, none of Aether, or any person controlling Aether or, to Aether's knowledge, any of their respective directors or executive officers, is a party to any other executory contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to any securities of Aether (including, but not limited to, any executory contract, arrangement, understanding or relationship concerning the transfer or the voting of such securities, joint ventures, loan or option arrangements, puts or calls, guarantees or loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes of the Transaction and Plans or Proposals

(a) The information set forth in Item 1, "Purpose of the Offer; Certain Information About the Purchaser" of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Item 1, "Purpose of the Offer; Certain Information About the Purchaser" of the Offer to Purchase is incorporated herein by reference.

(c) Except as set forth above or in the Offer to Purchase, Aether currently has no plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of Aether or the disposition of securities of Aether; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Aether or any or all of its subsidiaries; (iii) a purchase, sale, or transfer of a material amount of assets of Aether or any of its subsidiaries; (iv) any change in the present Board of Directors or management of Aether; (v) any material change in the present dividend rate or policy, or indebtedness or capitalization of Aether; (vi) any other material change in Aether's corporate structure or business; (vii) any change in Aether's Amended and Restated Certificate of Incorporation or By-Laws or any actions which could impede the acquisition of control of Aether; (viii) a class of equity security of Aether being delisted from a national securities exchange; (ix) a class of equity security of Aether becoming eligible for termination of registration pursuant to

Section 12(g)(4) of the Exchange Act; or (x) the suspension of Aether's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

Item 7. Source and Amount of Funds or Other Consideration

(a) The information set forth in Item 7, "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

(b) None or not applicable.

(d) None or not applicable.

Item 8. Interest in Securities of the Subject Company

(a) Since December 31, 2001, Aether has repurchased approximately $83.2 million principal amount, or approximately 29% of the Notes outstanding on December 31, 2001, none of which were repurchased during the past 60 days. Truman Semans, a director of Aether, beneficially owns $50,000 in principal amount of the Notes. Based on Aether's records and on information provided to Aether by its respective directors, executive officers, associates and subsidiaries, none of Aether's associates or subsidiaries or persons controlling Aether, and, to the best of Aether's knowledge, none of the directors or executive officers of Aether or any of its subsidiaries, or any associates or subsidiaries of any of the foregoing, beneficially owns any other Notes.

(b) Based on Aether's records and on information provided to Aether by its respective directors or executive officers, associates and subsidiaries, none of Aether, or any of its associates or subsidiaries or persons controlling Aether, and, to the best of Aether's knowledge, none of the directors or executive officers of Aether or any of its subsidiaries, or any associates or subsidiaries of any of the foregoing, has effected any transactions in the Notes during the past 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a) The information set forth in Item 10, "The Dealer Manager, Depositary and Information Agent" and Item 11, "Solicitation" of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements

        Not applicable because (a) the consideration offered consists solely of cash, (b) the offer is not subject to any financing condition, and (c) Aether is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files electronically on EDGAR.

Item 11. Additional Information

(a)(1)	None or not applicable.
(a)(2)	None or not applicable.
(a)(3)	None or not applicable.
(a)(4)	None or not applicable.
(a)(5)	None or not applicable.
(b)	None or not applicable.

Item 12. Exhibits

(a)(1)(A)	Offer to Purchase dated October 15, 2002.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release issued by Aether Systems, Inc. dated October 15, 2002.
(b)	Not applicable.
(d)
Stockholders Voting Agreement, dated as of October 15, 1999, by and among NexGen Technologies L.L.C., 3Com Corporation, Telcom-ATI Investors, L.L.C. and Reuters MarketClip Holdings Sarl (Incorporated by reference to Exhibit B to Schedule 13D filed by NexGen Technologies L.L.C. on July 9, 2001).
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

Signatures

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AETHER SYSTEMS, INC.
Dated: October 15, 2002	By:	/s/ DAVID S. OROS
Name:	David S. Oros
Title:	Chairman and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number
(a)(1)(A)	Offer to Purchase dated October 15, 2002.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Press Release issued by Aether Systems, Inc. dated October 15, 2002.
(b)	Not applicable.
(d)
Stockholders Voting Agreement, dated as of October 15, 1999, by and among NexGen Technologies L.L.C., 3Com Corporation, Telcom-ATI Investors, L.L.C. and Reuters MarketClip Holdings Sarl (Incorporated by reference to Exhibit B to Schedule 13D filed by NexGen Technologies L.L.C. on July 9, 2001).
(g)	Not applicable.
(h)	Not applicable.

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  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contracts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in Securities of the Subject Company
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used
  Item 10. Financial Statements
  Item 11. Additional Information
  Item 12. Exhibits
  Item 13. Information Required by Schedule 13E-3.
Signatures
INDEX TO EXHIBITS